Q1 2011 Results Presentation
Joep van
Beurden,
CEO |
Will
Gardiner,
CFO
10
th
May 2011
Filed by CSR plc Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Zoran Corporation
Commission File No.: 333-173590

Cautionary note regarding forward looking statements
Cautionary Note Regarding Forward Looking Statements
This release contains, or may contain, ‘forward looking statements’ in relation to the future financial and operating performance and outlook of CSR and the proposed merger with Zoran Corporation (the ‘Proposed Merger’), as well as other future events and their potential effects on CSR. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’,
‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) expected developments in our product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of our management, (ii) the expected benefits of the Proposed Merger, and (iii) the expansion and growth of CSR’s or Zoran’s operations and potential synergies resulting from the Proposed Merger.
These forward looking statements are based upon numerous assumptions regarding CSR’s business strategies and the environment in which CSR will operate, including the current beliefs and expectations of the management of Zoran and CSR with respect to the Proposed
Merger, and therefore involve a number of known and unknown risks, contingencies, uncertainties and other factors that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s ability to control or estimate precisely and include, without limitation: the possibility that the Proposed Merger does not close when expected or at all; the ability to realize the expected synergies from the Proposed Merger in the timeframe anticipated; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for CSR’s products and the products of the combined company following completion of the Proposed Merger; the ability of CSR to develop and market products integrating CSR’s and Zoran’s technologies in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR and Zoran; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR and, following completion of the Proposed Merger, the combined company;
production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time under the caption “Risk Factors” and elsewhere in CSR’s and Zoran’s periodic reports filed with the United States Securities and Exchange Commission, including Zoran’s Current Reports on Form 8-K, Quarterly Reports on Form 10-Q
and Annual Report on Form 10-K and CSR’s annual report on Form 20-F and Zoran’s and CSR’s other filings with the SEC. CSR can not give any assurance that such forward-looking statements will prove to have been correct.
The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Q1  2011 results

Agenda Q1 Overview Joep van Beurden Q1 Financial Review Will Gardiner Update on merger with Zoran Joep van Beurden Outlook Joep van Beurden Questions Agenda Page 3 Q1 2011 results

Q1 Overview Joep van Beurden, Chief Executive Officer

Q1 performance in line with management guidance

Q1 financial performance
Revenues in line with management guidance
Gross margin improved by 2.6% to 49.1% YoY, reflecting changing business mix towards differentiated, higher margin products
Higher operating expense, reflecting continued investment in next generation products, as well as last of Broadcom litigation expense
Underlying EPS of 2 cents
Progress on key catalysts for growth
Audio & Consumer performed strongly
Automotive & PND ramping for H2 as forecast
Important smartphone design wins for Handset business, Samsung
GALAXY SII and Huawei
Q1  2011 results

Handset Underlying Revenues
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
Millions
$85.7m
$73.1m
$68.3m
Q1 2010
Q4 2010
Q1 2011

Revenues $68.3m (Q1 2010:
$85.7m)
-
Decrease of 20% YOY
-
Decrease of 7% relative to Q4
Traction in smartphones with GPS
Seeing weakness in some parts of
the handset market
Handset Business review

Q1  2011 results

Handset Business: catalysts for growth

CSR8810 ramping with Tier One customers
Q1  2011 results
Feature
Feature
phones
phones
Stronger for Longer Stronger for Longer
Smartphones
Smartphones
Repositioned Portfolio Repositioned Portfolio
SiRFstarIV penetrating the smartphone market
with 2 key design wins with Samsung and Huawei
Our 40nm SiRFstarV has taped out and is being
evaluated in our labs
CSR 9800 development on track: commitment
from a Tier One smartphone OEM to be lead
customer

Demonstration of SiRFstarIV video clip “They’ve fixed the GPS – It really works!”

Audio & Consumer Revenues
Millions
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
$42.9m
$56.1m
$49.9m
Q1 2010
Q4 2010
Q1 2011

Audio & Consumer Business Review
Revenues $49.9m
(Q1 2010:
$42.9m)
-
Increase of 16% YOY despite
strong comps in Q1 2010
-
Decrease of 11% relative to a
traditionally strong Q4
Maintaining market leadership in
headsets through superior
technology
Continued leadership in gaming

Q1  2011 results

Audio & Consumer: catalysts driving strong growth

Market leader in headsets through innovation
Market leadership in gaming
Bluetooth design wins with Tier One companies,
including Dell and HP, in the notebook, netbook and
tablet markets
Partnership with Intel progressing well
- Bluetooth/Wi-Fi combo chips aimed at the PC notebook
and netbook market
GPS in cameras growing through increasing attach
rates
Growing interest in applications for Bluetooth Low
Energy in a range of products such as keyboards,
mice, and health and fitness accessories
Aliph Era Aliph Icon BlueAnt Q2 Motorola HX1 Plantronics
975
Plantronics
Voyager Pro+
Sound ID 510 Motorola
S9-HD
Samsung
HM3500
BlueAnt S4
CSR technology supporting all of the top 10 consumer headsets
Q1  2011 results
Audio &
Audio &
Consumer
Consumer
Driving Growth Driving Growth

LUMIX
LUMIX
FULL HD

Canon
14x

PENTAX
Optio

FUJINON LENS

HOYA / Pentax
Optio WG-1 GPS
FUJIFILM FinePix
F550EXR
Funai Tablet TV
7” and 10”
Panasonic LUMIX
DMC- ZS10/TZ20/DMC - FT3
Canon
PowerShot
SX230 HS
CSR GPS is penetrating in cameras and tablets
Q1  2011 results

Auto & PND Revenues
Millions
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
$44.4m
$55.5m
$45.7m
Q1 2010
Q4 2010
Q1 2011

2901 AUBURN RD
275 yard
RPT
Prvw
Cncl

Automotive & PND business review
Revenues $45.7m (Q1 2010:
$44.4m)
-
Increase of 3% YOY despite
capacity constraints
-
Decrease of 18% relative to Q4
Capacity constraints due to ease by
the end of Q2
Continued strength of In-Vehicle
Navigation aimed at emerging
markets
No material impact of the events in
Japan so far, but are monitoring
closely

Q1  2011 results

Automotive & PND Business: catalysts for growth

Continued market leadership with SiRFprima
Tape-out of 40nm SiRFprimaII during the
quarter
- 4 lead customers across 3 different regions
Multiple additional Wi-Fi design wins with
leading customers
10 active programmes
CSR6000 -- world’s 1   fully automotive-
qualified standalone Wi-Fi solution for
connected car platforms
Strong momentum in Bluetooth qualifications,
building on our market leadership position
Q1  2011 results
Automotive &
Automotive &
PND
PND
Continued Continued
Momentum Momentum
st

Focus on product development
Good progress with our 40nm product development
– Multiple commercial 40nm chips taped out (SiRFprimaII, SiRFstarV)
– SiRFstarV - preparing demo samples to Tier One customer
Full range of audio products
Bluetooth Low Energy
28 active development programmes for 2011 and 2012

Q1  2011 results

Q1 Financial Review Will Gardiner, Chief Financial Officer

Q1 financial highlights

Revenues $163.9m
Revenues $163.9m
Gross margins up 2.6% to 49.1% from Q1 2010
Gross margins up 2.6% to 49.1% from Q1 2010
Underlying diluted EPS $0.02
Underlying diluted EPS $0.02
Q1  2011 results

Q1 2011 Q1 2010
Change Q1 2010
to Q1 2011
Revenue
$163.9m $173.0m ($9.1m)
Underlying gross margin
49.1% 46.5% 2.6%
Underlying gross profit
$80.4m $80.5m ($0.1m)
Underlying R&D expenditure $49.7m $43.7m $6.0m
Underlying SG&A expenditure $30.7m $25.3m $5.4m
Underlying operating profit
$0.0m $11.5m ($11.5m)
Underlying diluted earnings per share
$0.02 $0.05 ($0.03)
Q1 2011 financial highlights

Q1  2011 results
Underlying results for Q1 2011 add back charges in cost of sales for amortisation of acquired intangible assets (Q1 2011: $1.5m; Q4 2010: $1.5m; Q1 2010: $1.3m), in
R&D for the amortisation of acquired intangible assets  (Q1 2011: $1.2m; Q4 2010: $1.2m; Q1 2010: $1.3m) and share option charges (Q1 2011: $1.8m; Q4 2010:
$1.1m; Q1 2010: $1.8m) and in SG&A for amortisation of acquired intangible assets (Q1 2011: $0.9m; Q4 2010: $0.9m; Q1 2010: $0.8m), integration and restructuring charges (Q1 2011: $0.9m; Q4 2010: $1.1m; Q1 2010: $nil), proposed acquisition fees (Q1 2011: $4.0m; Q4 2010 & Q1 2010: $nil), share option charges (Q1 2011:
$1.5m; Q4 2010: $0.6m; Q1 2010: $1.3m), litigation settlement income (Q1 2011: credit of $14.5m; Q4 2010: $nil; Q1 2010: $nil) and  litigation settlement costs (Q1
2011: $6.0m; Q4 2010: $59.8m; Q1 2010: $nil). Underlying diluted earnings per share also adds back the tax effects associated with the above Items, as well as the recognition of pre-acquisition losses (Q1 2011: $nil; Q4 2010: credit of $11.9m; Q1 2010: $nil), the unwinding of discount on litigation (net of tax) (Q1 2011: $0.5m; Q4
2010; $nil: Q1 2010: $nil) and deferred tax on share options (Q1 2011: $nil; Q4 2010: $0.5m; Q1 2010: $nil).

Q1 2010
25%
25%
50%
Q1 2011
30%
42%
28%
Handset
Automotive & PND
Audio & Consumer

Ongoing shift in our business mix Page 18 Q1 2011 results

Steady improvement in underlying gross margin Page 19 Q1 2011 results 47.3% 46.5% 47.5% 48.0% 48.7% 49.1% Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011

90
80
70
60
50
40
30
20
10
0
SG&A $25.3m
R&D $43.7m
SG&A $28.6m
R&D $52.3m
SG&A $27.7m
R&D $43.7m
SG&A $32.5m
R&D $49.4m
SG&A $30.7m
R&D $49.7m
Q1 2010
Q2 2010
Q3 2010
Q4 2010
Q1 2011

Operating Expenses – on track for full year guidance Page 20 Q1 2011 results

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Cash outflows driven by seasonal working capital and investment in buyback

$m Q1 2011 Q4 2010 Q1 2010
Operating cash flow before working capital movements 9.1 (42.1) 16.8
Working capital movements (18.8) 52.9 (19.0)
Cash generated by operations (9.7) 10.8 (2.2)
Capex (6.2) (2.9) (4.9)
Free cash flow (15.9) 7.9 (7.1)
Net Interest - - 0.1
Taxation (0.5) (0.2) (0.4)
Repayment of obligations under finance leases - (0.3) -
Purchase of treasury shares (25.2) (25.5) -
Proceeds of issue of share capital 1.4 0.9 3.6
Net funds at the beginning of the period (40.2) (17.2) (3.8)
Cash and cash equivalents at  beginning of period 440.1 457.5 412.4
Effect of foreign exchange rate changes 0.9 (0.2) (0.5)
Net funds at the end of the period 400.8 440.1 408.1
Q1  2011 results

84
82
104
Q1 2010
Q4 2010
Q1 2011

45
40
38
Q1 2010
Q4 2010
Q1 2011

55
49
49
Q1 2010
Q4 2010
Q1 2011

Working capital analysis Page 22 Inventory Days Debtor Days Payables Days Increase due to ramp of new products Decrease due to strong cash collection Stable DPO Q1 2011 results

Q1 Litigation Update
CSR will continue to take steps which we believe are in the overall interests of CSR and its stockholders
Typical U.S. Class Action merger lawsuits filed against CSR in connection with announced Zoran merger
Broadcom settlement announced during the Q1. Total legal recoveries to date from third parties, including $14.5m obtained in Q1 2011 exceed $20m.
No further recoveries in favour of CSR toward the Broadcom settlement are anticipated
Settled Wi-Lan litigation and obtained a multi-year licensing arrangement with respect to Wi-Lan’s wireless patent portfolio
Multiple patent cases with Bandspeed, Inc are ongoing. Recently asserted
CSR patents against Bandspeed. In the defensive case, the Court has not issued its Markman ruling; trial anticipated in H2 2011
Mosaid and Azure filed patent lawsuits against CSR
NordNav claim for $17.5m acquisition earnout scheduled for arbitration hearing in Q4 2011
Q1  2011 results

Update on merger with Zoran Joep van Beurden, Chief Executive Officer

Proposed merger update
The basis of the proposed merger was the attractive
combination of our connectivity and location capabilities
with Zoran’s imaging and video processing as well as
the strong financial case
Feedback from our customers since announcement has
supported the strategic rationale
We have noted Zoran’s latest guidance and are
currently evaluating the implications of these
disclosures

Q1  2011 results

Outlook Joep van Beurden, Chief Executive Officer

Outlook

Audio & Consumer business
growing strongly
Automotive & PND business
should maintain growth through
strong design win pipeline
Tier One smartphone design wins
in handsets
Weakness in some parts of the
handset market
Good progress on catalysts for
growth expected
Q2 revenue guidance $185m to
$200m
Q1  2011 results

Questions

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the Proposed Merger involving CSR and Zoran. In connection with the Proposed Merger, CSR has filed with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 containing a proxy statement/prospectus (the “Proxy Statement/Prospectus”) for the stockholders of Zoran. Each of CSR and Zoran plan to file other documents with the SEC regarding the Proposed Merger. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT ON FORM F-4 (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT CSR OR ZORAN FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement/Prospectus, the Registration Statement on Form F-4 and any other documents filed by CSR or Zoran with the SEC in connection with the Proposed Merger at the SEC’s website at http://www.sec.gov, at Zoran’s website at http://www.Zoran.com, and at CSR’s website at http://www.csr.com.

Important Additional Information regarding solicitation of Zoran proxies

Zoran and its directors and certain executive officers and CSR, its directors and officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the Proposed Merger. CSR has filed the Proxy Statement/Prospectus and Registration Statement with the SEC in connection with the solicitation of proxies to approve the Proposed Merger. Information regarding the names of Zoran’s directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran’s proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and Zoran’s website at http://www.Zoran.com. Information about CSR’s directors and executive officers is set forth in CSR’s annual report for the financial period ended 31 December 2010, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and at CSR’s website at http://www.csr.com. Additional information regarding the interests of such potential participants is included in the Proxy Statement/Prospectus and Registration Statement and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the Proposed Merger.